

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

Mr. Kelly J. McCrann
Sole Member of XCRLT, LLC, the Trustee
Xcorporeal, Inc. Liquidating Trust
80 Empire Drive
Lake Forest, CA   92630

  **Re: Xcorporeal, Inc. Liquidating Trust**
    **Form 10-K for the year ended December 31, 2010**
    **Filed April 20, 2011**
    **File No. 1-33874**

Dear Mr. McCrann:

  Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form.  We note that you not have provided financial statements audited by an independent registered public accounting firm as required by Rule 8-02 of Regulation S-X.  We also note that you have not filed the interim financial statements required by Rule 8-03 of Regulation S-X.  We further note that you have not provided management's report on internal control over financial reporting as required by Item 308 of Regulation S-K.  We will not perform a detailed examination of the filing and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

  You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

      Sincerely,

      /s/ Kevin L. Vaughn

      Kevin L. Vaughn
      Accounting Branch Chief